Primero Mining Corp.

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON
TUESDAY, JUNE 13, 2017

You are receiving this notification as Primero Mining Corp. (the “Company”) uses the notice and access model for the delivery of its information circular to its shareholders in respect of its annual and special meeting of shareholders to be held on Tuesday, June 13, 2017 (the “Meeting”). Under notice and access, instead of receiving paper copies of the Company’s management information circular for the year ended December 31, 2016 (the “Information Circular”), shareholders are receiving this notice with information on how they may access the Information Circular electronically. However, together with this notification, shareholders continue to receive a Proxy or voting instruction form (“VIF”), as applicable, enabling them to vote at the Meeting. This communication presents only an overview of the more complete proxy materials that are available to you on the internet. The use of this alternative delivery is more cost efficient and environmentally friendly as it will reduce paper use and mailing costs.

MEETING DATE AND LOCATION
WHEN:	Tuesday, June 13, 2017	WHERE:	Stikeman Elliott LLP
	10:30 a.m. (Toronto Time)		5300 Commerce Court West
199 Bay Street
Toronto, Ontario, Canada

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

1.	Election of Directors: to elect the Directors of the Company who will serve until the end of the next annual shareholder meeting or until their successors are appointed;

2.	Appointment of Auditor: to appoint KPMG LLP as auditor of the Company for the ensuing year and to authorize the Directors to fix the auditor’s remuneration; and

3.

Advisory Vote on Executive Compensation: to consider and, if thought advisable, to pass, with or without variation, an advisory resolution accepting the approach to executive compensation disclosed in this Information Circular.

Shareholders with questions about notice and access can call toll free at 1-877-619-3160

WEBSITES WHERE THE PROXY MATERIALS ARE POSTED

The Information Circular and other proxy materials can be viewed online under the Company’s profile at www.sedar.com; or on the United States Securities and Exchange Commission website at www.sec.gov; or at the Company’s website at www.primeromining.com/English/Investors/AGM.

HOW TO OBTAIN PAPER COPIES OF THE PROXY MATERIALS

Shareholders may request to receive paper copies of the current proxy materials by mail at no cost to them. If you wish to receive paper copies of the proxy materials, please refer to the sections below. To ensure you receive the proxy materials in advance of the voting deadline and meeting date, all requests must be received no later than June 1, 2017.

Registered Shareholders: May request proxy materials by calling toll free, within North America at 1-866-962-0498 or, from outside North America at 514-982-8716 and entering your control number as indicated on your Proxy.

Beneficial (or Non Registered) Shareholders: May request proxy materials by calling toll-free at 1-877-619-3160.

Registered or Beneficial Shareholders may obtain paper copies of the proxy materials after the meeting date, by calling toll-free at 1-877-619-3160 or by emailing info@primeromining.com.

VOTING

Registered Shareholders are asked to return their proxies using the methods outlined on their proxy by the proxy deposit date noted on your proxy.

Beneficial (or Non Registered) Shareholders are asked to return their voting instructions using the methods set out on their VIF, at least one business day in advance of the proxy deposit date noted on the VIF.

Shareholders with questions about notice and access can call toll free at 1-877-619-3160